SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F[ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes[ ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Extension and Amendments of the Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital	3

Item 2.	Press Release Announcing Claxson Interactive Group Inc.’s Nasdaq Delisting Notice and its Plan for Appeal	5

Signatures		7

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Extension and Amendments of the Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital

FOR IMMEDIATE RELEASE

CLAXSON INTERACTIVE GROUP INC. INCREASES TERMS AND
AMENDS THE EXCHANGE OFFER FOR THE 11% SENIOR NOTES DUE 2005
OF IMAGEN SATELITAL

Buenos Aires, October 15, 2002 – Claxson Interactive Group Inc. (“Claxson” or the “Company”) announced the extension and the amendment of its pending exchange offer and consent solicitation (the “Exchange Offer”) for all U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 (144A Global CUSIP No. 44545HHA0 and Reg S Global ISIN No. USP52800AA04) (the “Old Notes”) of its subsidiary, Imagen Satelital S.A. (“Imagen”).

Claxson is now offering U.S.$555 in principal amount of its Senior Notes due 2010 (the “New Notes”) in exchange for each U.S.$1,000 principal amount of Old Notes. The Company has also increased the consent payment to U.S.$30.00 per U.S.$1,000 principal amount of Old Notes payable to all holders who tender their Old Notes on or prior to the new expiration date. The Supplement to the Offering Memorandum dated October 15, 2002, relating to the Exchange Offer contains a full description of the amendments to the terms of the Exchange Offer. Any holder who has previously tendered their Old Notes will automatically be eligible to receive all of the new and improved terms of the Exchange Offer.

The new terms of the Exchange Offer are the final result of active negotiations with holders over the past couple of months. The Company is pleased to report that it has reached an agreement on the economic terms with a group of non-tendering holders who represent approximately 80% of the outstanding principal amount of the Old Notes. Accordingly the Company has increased the minimum participation to 93% from 66-2/3%. Based on the agreement reached with these holders, and including the 16% that had previously been tendered, the Company expects to reach the new minimum participation.

The expiration date for the Exchange Offer has been extended from 5:00 p.m. New York City time on October 11, 2002 to 5:00 p.m. New York City time on October 28, 2002. As of 5:00 p.m. New York City time on October 11, 2002, Claxson received tenders from holders of approximately U.S.$12.8 million in aggregate principal amount of the Old Notes.

Informational documents relating to the Exchange Offer will only be distributed to eligible investors who complete and return an eligibility letter. If you would like to receive this eligibility letter, please contact Tom Long at D.F. King & Co., the Information Agent for the Exchange Offer, at +(1) 212-493-6920, or Eduardo Rodriguez Sapey at Banco Rio de la Plata, the Trustee and Rep. Exchange Agent in Buenos Aires, Argentina at +(54) 11-4341-1013.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers and accredited investors in private transactions and to persons outside the United States in off-shore transactions. The New Notes may be listed on the Buenos Aires Stock Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the new notes in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson’s assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined media assets contributed by El Sitio, Inc., and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s registration statement on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press	Investors
Alfredo Richard	Ezequiel Paz
SVP, Communications	AVP, Corporate Finance
Claxson Interactive Group	Claxson Interactive Group
+(1) 305-894-3588	+(1) 305-894-3574

Item 2. Press Release Announcing Claxson Interactive Group Inc.’s Nasdaq Delisting Notice and its Plan for Appeal

FOR IMMEDIATE RELEASE

CLAXSON INTERACTIVE GROUP INC. ANNOUNCES NASDAQ DELISTING
NOTICE AND PLANS APPEAL

Buenos Aires, October 14, 2002 – Claxson Interactive Group Inc. (the “Company”) announced today that on October 9, 2002, it received a letter from the Nasdaq Listing Qualifications Department indicating that the Company is subject to delisting because of its failure to comply with Marketplace Rule 4320(e)(2)(B), which requires a minimum of (i) U.S.$2,500,000 stockholders’ equity or (ii) a market capitalization of U.S.$35,000,000 or (iii) net income of U.S.$500,000, unless the Company requests a hearing prior to the opening of business on October 15, 2002.

The Company has requested an oral hearing before the Nasdaq Listing Qualifications Panel to review the determination reached by the Nasdaq Listing Qualifications Department. The hearing is expected to be scheduled within 45 days of the filing of the hearing request. Under applicable rules, the hearing request will stay the delisting of the Company’s securities, pending a decision by the Nasdaq Panel. The Company intends to present a plan to the Nasdaq Panel for achieving and sustaining compliance with Marketplace Rule 4320(e)(2)(B), but there can be no assurance the Nasdaq Panel will grant the Company’s request for continued listing. If delisted, the Company would attempt to have its Class A common stock traded in the over-the-counter market via the Electronic Bulletin Board.

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: October 18, 2002	By:	/s/ Roberto Vivo-Chaneton

	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer